UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               GASCO ENERGY, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                   367220 10 0
                                 (CUSIP Number)

    FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 31, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 367220 10 0                                                PAGE 2 OF 4


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAMES OF REPORTING PERSONS             MARC BRUNER

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       (Entities Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                       (See Instructions)                                (b) [x]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       00
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   4,236,422
  BY EACH REPORTING
     PERSON WITH
                      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      0
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      4,236,422
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      0
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       4,236,422
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       9.1%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)
                       IN
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 4
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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CUSIP NO. 367220 10 0                                                PAGE 3 OF 4

ITEM 1.  SECURITY AND ISSUER.

Common shares

This statement on Schedule 13D relates to shares of common stock of Gasco Energy, Inc. ("Gasco"), par value $0.0001 per share. The address of the principal executive offices of the Company is 14 Inverness Drive East, Suite H-236, Englewood, Colorado 80112.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by Mr. Marc Bruner. Mr. Bruner's address is 29 Blauenweg, Metzerlen, Switzerland 4116. Mr. Bruner's principal occupation is Chairman of the Board of Gasco.

During the last five years, Mr. Bruner has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Bruner is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Bruner was a stockholder of Pannonian Energy, Inc., which was acquired by Gasco on March 31, 2001. As a result of this acquisition, Mr. Bruner's shares of Pannonian stock were converted into shares of Gasco.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Bruner is a director is Gasco. He presently has no plan or proposal that relates to or would result in any of the actions enumerated in Item 4 of
Schedule 13D. Mr. Bruner will continue to evaluate his options, however, and may form such a plan or proposal in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) As of December 31, 2003, Mr. Bruner beneficially owns 3,202,715 shares of Gasco's common stock, which he has the sole right to vote and dispose of. These shares represent 9.1% of the class, computed in accordance with Rule 13d-3 of the Exchange Act. Of these shares, 8,707 are owned by Resource Venture Management, Blauenweg 29, Metzerlen, Switzerland 4116, which Mr. Bruner controls. Mr. Bruner also has options to purchase an additional 1,025,000 shares of Gasco's common stock, all of which are exercisable within 60 days from the date hereof.

(c) There have been no transactions in Gasco common stock by Mr. Bruner during the past 60 days, except for a gift of 23,912 shares made on December 18, 2003.

(d)-(e)  Not applicable.



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CUSIP NO. 367220 10 0                                                PAGE 4 OF 4




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 2004                    /s/ MARC BRUNER
     ---------------------               ---------------------------------------
                                         Marc Bruner